SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Siriuspoint Ltd.
(Name of Issuer)

Common Shares, par value $0.10 per share
(Title of Class of Securities)

G8192H106
(CUSIP Number)

c/o Third Point LLC
55 Hudson Yards
New York, New York 10001
(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. G8192H106	13D	Page 2 of 5
(1) NAMES OF REPORTING PERSONS Daniel Loeb
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) AF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
15,173,571 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
15,173,571 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,173,571 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.35%
(14) TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common shares (the “Common Shares”) of SiriusPoint Ltd., a Bermuda exempted company limited by shares (the “Issuer” or the “Company”), and amends the Schedule 13D filed by the undersigned reporting person (the “Reporting Person”) on August 2, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed to amend Item 4 and Item 5 as follows:

Item 4.   Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

The Reporting Person, Daniel S. Loeb, is the founder of, and largest individual investor in, the Issuer. Mr. Loeb has had Board Observer rights with respect to the Issuer since 2012 but is today joining the Board of Directors of the Issuer (the “Board”). Joshua L. Targoff, a partner at Third Point LLC and a Board member of the Issuer since inception, will exercise the Board Observer rights to which Mr. Loeb or his designee is contractually entitled. Thus, Third Point LLC will not increase its total representation on the Board as a result of this change.

The Reporting Person has significant public board experience having served, among others, as a director of Yahoo! and Sotheby’s.   The Reporting Person, as a significant shareholder, has also used his experience and expertise to advise numerous CEOs of multinational corporations on matters of governance, board composition and capital allocation. Mr. Loeb supports the Issuer’s previously announced strategy of reducing volatility of the investment portfolio. He plans to bring his extensive investment experience to assist the Board and management team in executing this strategy, including by formulating and applying a fixed income and hedging program that should provide above-industry average investment returns, without taking on excess risk.

Mr. Loeb will also work with fellow Board members to identify and recruit a permanent Chief Executive Officer, who will be charged with leading the Company back to profitable underwriting, managing expenses effectively, and better using the Company’s significant strategic assets to maximize value for all shareholders.

Item 5.   Interest in Securities of the Issuer.

(a) On the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own, in the aggregate, approximately 9.35% of the Common Shares outstanding, of which the 2010 Loeb Family Trust owns 235,127 Common Shares, Third Point Advisors LLC owns 1,000,000 Common Shares, Third Point Opportunities Master Fund L.P. owns 7,493,842 Common Shares, the 2011 Loeb Family GST Trust owns 4,999,958 Common Shares, and Mr. Loeb owns the balance of the Common Shares reported herein. Mr. Loeb disclaims beneficial ownership of such Common Shares except to the extent of his pecuniary interest therein, if any.  The calculation of the percentage of Common Shares beneficially owned by the Reporting Person is based on the 162,197,771 Common Shares outstanding as of May 2, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q which was filed with the SEC on May 4, 2022.

(b) The Reporting Person has sole voting and dispositive power over the Common Shares set forth in Item 5(a) above.

(c) The Reporting Person has not effected any transaction in the past 60 days in Common Shares.

(d) Other than the affiliates of the Reporting Person set forth in Item 5(a) of this Schedule 13D, no other person has the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Common Shares described in this Schedule 13D.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2022

DANIEL S. LOEB

/s/ William Song
Name: William Song
Title: Attorney-in-Fact